UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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1Q16 Results

1Q16 Results LTM free cash flow (6) of more than R$3 billion 4Q15 1Q15 (LTM) Pulp Production 000 t 1,203 1,297 1,291 -7% -7% 5,097 Adjusted EBITDA(1) R$ million 1,254 1,623 1,007 -23% 25% 5,584 Net Financial Result(2) R$ million 922 97 (1,746) - - (1,018) Dividends paid R$ million (0) (1,998) - - - (2,148) ROIC(5) % 23.4% 22.8% 10.2% 0 p.p. 13 p.p. 23.4% Gross Debt (R$) R$ million 11,498 12,744 9,352 -10% 23% 11,498 Net Debt (R$) R$ million 10,309 11,015 8,991 -6% 15% 10,309 Net Debt/EBITDA LTM x 1.85 2.06 2.88 -0.1 x -0.4 x 1.85 (1) Adjusted by non-recurring and non-cash items | (2) Includes results f rom f inancial investments, monetary and exchange variation, mark-to-market of hedging and interest (3) Includes the hedge f air value | (4) For covenants purposes | (5) For more details p. 16 | (6) Bef ore dividend payment, expansion capex and purchase and sale of land 1Q16 Highlights Pulp production of 1,203 thousand tons (t), 7% less than in 4Q15 and 1Q15. LTM production stood at 5,097 thousand t. Pulp sales of 1,136 thousand t, 13% and 8% down on 4Q15 and 1Q15, respectively. LTM sales totaled 5,024 thousand t. Net revenue of R$2,395 million (4Q15: R$2,985 million | 1Q15: R$1,997 million). LTM net revenue came to R$10,478 million, a new 12-month record. Cash cost of R$699/t, 6% more than in 4Q15 and 22% up on 1Q15 (for more details, see page 7). Excluding the impact of the scheduled downtimes, the cash cost would have come to R$668/t. First-quarter Adjusted EBITDA totaled R$1,254 million, 23% down on 4Q15 and 25% up on 1Q15. LTM EBITDA amounted to R$5,584 million, also a period record. The EBITDA Margin for the quarter stood at 52%. EBITDA/ton of R$1,104/t (US$283/t) in the quarter, 11% less than in 4Q15 and 35% more than in 1Q15. Free cash flow in the quarter before expansion capex totaled R$615 million, 29% down on 4Q15 and 60% up on 1Q15. LTM free cash flow came to R$3,096 million, with free cash flow yield of 18.4% in R$ and 18.2% in US$. Cash ROE and ROIC of 22.0% and 20.6%, respectively. For more details, see page 16. Net income of R$978 million (4Q15: R$910 million | 1Q15: R$(566) million). LTM net income stood at R$1,901 million. Gross debt in dollars of US$3,231 million, 1% less than in 4Q15 and 11% more than in 1Q15. Gross debt/EBITDA ratio in dollars of 2.07x. Net Debt/EBITDA ratio of 1.86x in dollars (Dec/15: 1.78x | Mar/15: 2.30x) and 1.85x in reais (Dec/15: 2.06x | Mar/15: 2.88x). Total cost of debt, including the full swap of real-denominated debt, of 3.4% (4Q15: 3.3% p.a. | 1Q15: 3.5% p.a.). Approval of the issue of export credit notes through the public distribution of agribusiness receivables certificates (CRAs) totaling up to R$1.35 billion. Subsequent Events Reinteration of investment grade by S&P (BBB-/Stable). Roberto Costa ir@fibria.com.br | +55 (11) 2138-4565 The operating and financial information of Fibria Celulose S.A. for the first quarter of 2016 (1Q16) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in 2 accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Investor Relations Guilherme Cavalcanti André Gonçalves Camila Nogueira Raimundo Guimarães Conference Call: April 27, 2016 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 3193-1001 | Other participants: +1-786-924-6977 Webcast: www.fibria.com.br/ir Market cap – March 31, 2016: R$16.8 billion | US$4.7 billion(1) FIBR3: R$30.34 FBR: US$8.48 Free float (common shares)(2): 553,590,604 shares (1) Market cap in R$ converted by the Ptax (2) Excluding treasury shares Net Debt/EBITDA LTM (US$)(4) x 1.86 1.78 2.30 0.0 x -0.2 x 1.86 Net Debt (US$) US$ million 2,897 2,821 2,803 3% 3% 2,897 Cash(3) R$ million 1,189 1,730 361 -31% 229% 1,189 Gross Debt (US$) US$ million 3,231 3,264 2,915 -1% 11% 3,231 ROE(5) % 25.3% 25.1% 9.9% 0 p.p. 15 p.p. 25.3% Net Income (Loss) R$ million 978 910 (566) - - 1,901 Free Cash Flow(6) R$ million 615 866 385 -29% 60% 3,096 EBITDA margin % 52% 54% 50% -2 p.p. 2 p.p. 53% Pulp Sales 000 t 1,136 1,308 1,229 -13% -8% 5,024 Net Revenues R$ million 2,395 2,985 1,997 -20% 20% 10,478 Key Figures Unit 1Q16 4Q15 1Q15 1Q16 vs 1Q16 vs Last 12 months

1Q16 Results Índice Executive Summary ..................................................................................................................... 4 Pulp Market .................................................................................................................................. 5 Production and Sales ................................................................................................................... 5 Results Analysis ........................................................................................................................... 6 Financial Result............................................................................................................................ 9 Net Result .................................................................................................................................. 11 Indebtedness.............................................................................................................................. 12 Capital Expenditure .................................................................................................................... 14 Free Cash Flow .......................................................................................................................... 14 ROE and ROIC .......................................................................................................................... 15 Capital Market ............................................................................................................................ 16 Appendix I – Revenue x Volume x Price *.................................................................................. 17 Appendix II – Income Statement ................................................................................................ 18 Appendix III – Balance Sheet ..................................................................................................... 19 Appendix IV – Cash Flow ........................................................................................................... 20 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)......... 21 Appendix VI – Economic and Operational Data ......................................................................... 22 3

1Q16 Results Executive Summary Seasonality and the more challenging scenario throughout 1Q16 continued to pressure pulp prices in dollars, especially in Asia. However, according to the PPPC, global eucalyptus pulp sales moved up by 7% in the first two months of the year over the same period in 2015. Fibria’s sales to Asia moved up at the end of the quarter, exceeding the volume routed to the region in the previous three months. In addition, reflecting the increased complexity of the sector and overall economic scenarios, hardwood pulp producers anticipated their maintenance downtimes, mitigating the factors that had been fueling the recent price slide. Finally, the average dollar appreciated by 1% against the real, helping maintain the EBITDA margin at 52% and ensure record LTM net revenue, EBITDA and free cash flow. On March 14, Fibria informed its shareholders and the market in general that its Board of Directors had approved the issue, by the Company, of export credit notes (NCEs), which will serve as a capital market funding guarantee, through a public distribution of agribusiness receivables certificates (CRAs), to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., totaling up to R$1.35 billion. The documents related to the transaction were filed for preliminary analysis with the Brazilian Securities and Exchange Commission (CVM) on March 11, 2016. Pulp production totaled 1,203 thousand tons in 1Q16, 7% less than in 4Q15, largely due to the scheduled maintenance downtime at plant C, the boiler retrofit in plant C at the Aracruz Mill, and the lower number of production days, partially offset by the lack of a scheduled maintenance downtime at the Jacareí Mill. In the year-on-year comparison, the 7% decline was mainly due to the retrofit effects described above, partially offset by one more production day in the period. The boiler stoppage was part of the Company’s maintenance plan and was designed to improve the plant’s stability and operating performance. Sales volume came to 1,136 thousand tons, 13% and 8% down on 4Q15 and 1Q15, respectively, due to period seasonality and the more challenging pulp market scenario. Pulp inventories closed the quarter at 57 days. The production cash cost was R$699/t, 6% up on 4Q15, primarily due to higher chemical and energy consumption, the reduced utilities result and higher wood expenses. The year-on-year upturn was due to higher logistics costs with wood (wider average transportation radius and more wood acquired from third parties), the appreciation of the dollar against the real, higher chemical and energy consumption and the reduced utilities result, among other less important factors (see page 7 for more details). The cash cost excluding the downtime effect stood at R$668/t, 22% up on 1Q15. In dollars, however, the annual cash cost fell by 10%. Adjusted 1Q16 EBITDA totaled R$1,254 million, 23% down on 4Q15, due to the reduction in sales volume and the lower average net price in reais, partially offset by lower cash COGS, while the EBITDA margin stood at 52%. In relation to 1Q15, the 25% upturn was due to the higher average net price in reais, in turn explained by the 36% appreciation of the average dollar against the real, partially offset by the upturn in cash COGS and the reduction in sales volume. Free cash flow for the quarter before expansion capex amounted to R$615 million, 29% less than in 4Q15 due to the EBITDA reduction and the increase in maintenance capex, partially offset by the positive variation in working capital and lower disbursements with interest payments. In relation to 1Q15, the 60% increase was due to the upturn in EBITDA and the positive variation in working capital, partially offset by higher maintenance capex. The 1Q16 financial result was positive by R$922 million, versus a negative R$97 million in 4Q15 and a negative R$1,746 million in 1Q15. The positive result was chiefly due to the 9% depreciation of the end-of-period dollar against the real, resulting in income from the impact of the exchange variation on debt and hedge instruments. Gross debt in dollars totaled US$3,231 million, 1% less than in 4Q15 and 11% more than in 1Q15. Fibria closed the quarter with a cash position of R$1,189 million, including the mark-to-market of derivatives. 4

1Q16 Results As a result of all the above, Fibria reported 1Q16 net income of R$978 million, versus net income of R$910 million in 4Q15 and a net loss of R$566 million in 1Q15. Pulp Market The first quarter was marked by a challenging market scenario. In addition to the traditional period downturn in demand, the pressure on prices, which began at the end of 2015 and came chiefly from Chinese customers, continued throughout the opening months of the year. Indeed, China’s demand for hardwood pulp remained under pressure in January and February, as shown by PPPC data in the chart below. However, the feeling that Asian prices had bottomed out at the end of 1Q16 meant that there was a significant recovery in sales volumes to Chinese customers in March. This was supported by the anticipated downtimes of several hardwood pulp producers in China and Indonesia and healthy demand for softwood pulp since the beginning of the year led prices to stabilize, which, combined with the downturn in hardwood pulp prices, led to a significant increase in the price gap between the two types of pulp, both in Asia and Europe. During the quarter, this gap reached US$70/t in Asia, while in Europe it widened from US$14/t at the end of 2015 to US$53/t in 1Q16, according to the PIX/FOEX. According to the PPPC‘s Global 100 Report, global hardwood pulp sales moved up by 2.7% in the first two months of the year over the same period in 2015, due to the 6.8% period upturn in eucalyptus pulp sales, given that the other types of hardwood pulp posted declines. Unlike the results from previous quarters, sales to North America and Europe exceeded the upturn in sales to China, thanks to the excellent paper market conditions in these regions at the moment. BHKP and BEKP Shipments - January and February 2016 vs 2015 (change % and '000 t) 30% 25% 20% 15% 10% 5% 0% -5% +64kt +12kt +11kt -7kt Global North America Western Europe China Others BHKPBEKP Source: PPPC Global 100 Despite expectations of new capacity start-ups, the recovery in sales volume and the reduction in pulp available to the market due to the hardwood pulp maintenance downtimes announced for the second quarter (around 280 thousand tons) should ensure a more favorable market situation in the coming months. Production and Sales Production ('000 t) 1Q16 4Q15 1Q15 4Q15 1Q15 months Dom es tic Market Pulp 125 125 129 0% -3% 494 5 Export Market Pulp 1,0111,1831,100 -15%-8% 4,530 Total sales1,1361,3081,229-13%-8%5,024 1Q16 vs1Q16 vsLast 12 Pulp 1,2031,2971,291-7%-7%5,097 Sales Volume ('000 t) +40kt +216kt +114kt +84kt +26kt +128kt

1Q16 Results In 1Q16, pulp production totaled 1,203 thousand t, 7% down on 4Q15, mainly due to the scheduled maintenance downtime at plant C, the boiler retrofit in plant C at the Aracruz Mill, and the lower number of production days (1Q16: 91 days | 4Q15: 92 days), partially offset by the lack of a scheduled maintenance downtime at the Jacareí Mill. In the year-on-year comparison, the 7% decline was mainly due to the retrofit effect described above, partially offset by one more production day in the period (1Q15: 90 days). The boiler stoppage at the Aracruz Mill was part of the Company’s maintenance plan and was designed to improving the plant’s stability and operating performance. Pulp inventories closed the quarter at 842 thousand t (57 days), 9% more than in 4Q15 – 776 thousand t (52 days) and 1Q15 – 772 thousand t (52 days). Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart, in which these changes become clear. 12 months 15 months Sales volume totaled 1,136 thousand t, 13% and 8% less than in 4Q15 and 1Q15, respectively, due to period seasonality and the more challenging market environment. In 1Q16, net revenue from shipments to Europe accounted for 46% of the total, followed by Asia with 25%, North America with 17% and Latin America with 12%. Results Analysis Net Revenues (R$ million) 1Q16 4Q15 1Q15 4Q15 1Q15 months Export Market Pulp 2,116 2,707 1,805 -22% 17% 9,480 Portocel 23 24 22 -6% 4% 94 Net revenue totaled R$2,395 million in 1Q16, 20% less than in 4Q15, due to the reduction in sales volume, as previously explained, and the lower average net price in reais, in turn due to the decline in pulp prices in dollars. Compared to 1Q15, the increase in the average net price in reais justified the 20% upturn in net revenue, explained by the 36% appreciation of the average exchange rate, offsetting the 8% decline in sales volume and the 4% reduction in the average net price in dollars. The cost of goods sold (COGS) fell by 13% over 4Q15, mostly due to lower sales volume and the reduction in freight expenses due to the adjustment of bunker prices, in turn the result of the slide in oil prices. In relation to 1Q15, the 12% upturn was due to higher production costs (as detailed below), partially offset by the reduction in sales volume. 6 Total2,3952,9851,997-20%20%10,478 Total Pulp 2,3722,9611,975-20%20%10,384 1Q16 vs1Q16 vsLast 12 Dom es tic Market Pulp 2562541711%50%904 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel

1Q16 Results The pulp production cash cost was R$699/t, 6% more than in 4Q15, primarily due to higher chemical and energy consumption, the reduced utilities result (lower energy prices) and increased wood costs (higher logistics costs due to the wider average radius and higher wood from third parties). The year-on-year upturn was due to the following factors: i) higher non-recurring wood costs, due to the higher share of wood acquired from third parties and wood brought from Losango, impacting the average radius; ii) the appreciation of the dollar against the real (1Q16: R$3.8989 | 1Q15: R$2.8737); iii) higher chemical and energy consumption; and iv) the lower utilities result (electricity sales), among other less important factors, shown in the table below. In dollars, however, the 1Q16 cash cost fell by 10% (1Q16: US$179/t | 1Q15: US$199/t). It is worth noting that the wood cost variation was expected and that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 9.38%. Higher consumption of chemicals and energy 16 Cash Cost (R$/t) Wood (higher third party contribution - higher distance from forest to mill) 12 699 658 Maintenance downtimes (7) Others 5 1Q15 4Q15 1Q16 Cash Cost ex-Downtime (R$/t) 668 620 Exchange rate 27 Lower results with utilities (energy price decrease) 22 1Q15 4Q15 1Q16 Maintenance downtimes 6 Others 1 Production Cash Cost 1Q15 Production Cash Cost 1Q16 Other Fixed Personnel 4% 5% Maintenance 13% Other Fixed Personnel 5% Maintenance 14% 3% Wood 44% Other Variable 3% Other Variable 4% Wood 46% Energy 8% Energy 6% Chemicals 23% Chemicals 22% Variable costs Fixed costs 7 1Q16699 Highest price of energy (10) Higher cos t of materials and third party services16 Higher con sumption of chemicals and energy23 548 Pulp Cash CostR$/t 1Q15572 Wood (higher third party contribution and Losango effect - higher distance from forest to mill)42 1Q16699 Lower price of energy and chemicals(7) 572 Higher cost of materials and third party services7 Lower results with util ities (energy price decrease)15 Pulp Cash CostR$/t 4Q15658

1Q16 Results Selling expenses totaled R$110 million in 1Q16, 12% less than in 4Q15 due to the decline in sales volume. Compared to 1Q15, the 15% increase was primarily due to the appreciation of the dollar against the real. The selling expenses to net revenue ratio came to 5%. General and administrative expenses totaled R$64 million, 9% down on 4Q15, due to the reduction in costs with third-party services and lower expenses with payroll and related charges. In the annual comparison, these expenses remained flat. Other operating income (expenses) totaled an expense of R$10 million in 1Q16, versus income of R$107 million in 4Q15 and an expense of R$29 million in 1Q15. The quarter-on-quarter variation was chiefly due to the net effect of the sale of land and the reappraisal of biological assets in 4Q15. The year-on-year positive variation was mainly due to the restatement of a provision related to the variable share-based compensation program. EBITDA (R$ million) and EBITDA Margin (%) EBITDA/t (R$/t) 54% 52% 50% 1,623 1,240 1Q15 4Q15 1Q16 1Q15 4Q15 1Q16 EBITDA (R$ million) EBITDA (US$ million) EBITDA R$/ton EBITDA US$/ton Adjusted EBITDA totaled R$1,254 million in 1Q16 with a margin of 52%. In comparison with 4Q15, EBITDA fell by 23%, due to reduced sales volume and the lower average net price in reais (8%), impacted by the decline in pulp prices in dollars, partially offset by the reduction in cash COGS. The 25% upturn in the annual comparison was due to the higher average net price, thanks to the 36% appreciation of the average dollar against the real, offsetting the upturn in cash COGS and the decline in sales volume. The graph below shows the main variations in the quarter: EBITDA 1Q16 x 4Q15 (R$ million) 124 1,746 1,623 (117) (194) 4Q15 Adjusted Non-recurring 4Q15 EBITDA Volume COGS S&M G&A Other oper. 1Q16 EBITDA Non-recurring 1Q16 EBITDA EBITDA effects / non-cash Price/Exchange Variation Expenses effects / non-cash(1) Ajustado (1)Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits, and recovery of contingencies. 8 1731561,233 211,254 (396) 819 1,104 323 287 285 1,007 1,254 422 326 350

1Q16 Results Financial Result 4Q15 1Q15 Interest on financial investments 36 66 16 -45% 125% Financial Expenses (129) (140) (101) -8% 28% Interest - loans and financing (foreign currency) (84) (84) (56) 0% 50% Monetary and Exchange Variations 753 120 (1,123) 527% -167% Foreign Exchange Variations - Other (117) (101) 179 16% -165% (1) Change in the marked to market (1Q16: R$340 million | 4Q15: R$173 million) added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$36 million in 1Q16, 45% down on 4Q15, and 125% up on 1Q15, due to the reduction in the cash position as a result of first-quarter disbursements related to the Três Lagoas Mill expansion project. Interest expenses on loans and financing totaled R$151 million in 1Q16, 3% up on 4Q15, due to the increase in the TJLP long-term interest rate, which pushed up the appropriation of interest on debt pegged to this indexing unit (more details on page 13). Compared to 1Q15, the 50% upturn was also due to new funding in the period and the appreciation of the average dollar (1Q16: R$3.8989 | 1Q15: R$2.8737). Foreign-exchange income on dollar-denominated debt (90% of total gross debt including real/dollar swaps), stood at R$870 million, versus income of R$120 million in 4Q15 and a loss of R$1,123 million in 1Q15. The positive variation was due to the appreciation of the real against the dollar (1Q16: R$3.5589 | 4Q15: R$3.9048 | 1Q15: R$3.2080). On March 31, 2016, the mark-to-market of derivative financial instruments was negative by R$488 million (a positive R$88 million from operational hedges, a negative R$816 million from debt hedges, and a positive R$240 million from embedded derivatives), versus a negative R$828 million on December 31, 2015, giving a positive variation of R$340 million, primarily due to the period appreciation of the real (1Q16: R$3.5589 | 4Q15: R$3.9048). The negative result was mainly due to the depreciation of the real and the changes in market conditions between the periods in which the operations were contracted and March 31, 2016, impacting outstanding debt swap transactions. Cash disbursements from transactions that matured in the period totaled R$58 million (all of which debt hedges). As a result, the net impact on the financial result was a positive R$282 million. The following table shows Fibria’s derivative hedge position at the close of March: 9 Other Financial Income / Expenses(2) (20) (8) 11 150% -282% Net Financial Result 922 97 (1,746) 850% -153% Foreign Exchange Variations - Debt 870 221 (1,302) 293% -167% Capitalized interest(2) 22 7 - - - Interest - loans and financing (local currency) (67) (63) (45) 6% 49% Hedging(1) 282 59 (549) - - (R$ million) 1Q16 4Q15 1Q15 1Q16 vs 1Q16 vs Financial Income (including hedge result) 318 125 (533) - -

1Q16 Results Swaps Maturity Receive US Dollar Libor (1) Brazilian Real CDI (2) Brazilian Real TJLP (3) Brazilian Fixed (4) dec/19 aug/20 dec/17 dec/17 $ 621 R$ 692 R$ 131 R$ 220 $ 623 R$ 699 R$ 160 R$ 236 R$ 2,119 R$ 1,070 R$ 128 R$ 178 R$ 2,309 R$ 1,058 R$ 154 R$ 182 Pay US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) US Dollar Fixed (5) dec/19 aug/20 dec/17 dec/17 $ $ $ $ 621 355 80 104 $ $ $ $ 623 359 98 112 R$ (2,148) R$ (2,317) R$ (1,562) R$ (1,707) R$ R$ (286) R$ (315) R$ (384) (368) US Dollar Options up to 5M $ 995 $ 310 R$ 88 R$ (9) Receive US Dollar Fixed dec/34 $ 847 $ 858 R$ 239 R$ 254 Pay US Dollar CPI dec/34 $ 847 $ 858 R$ - R$ - Total (e) Zero cost collar operations have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 21 months, covering 35% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Notional (US$ milhões) 350 310 290 115 120 230 530 Average strike call (R$/US$) 3.24 3.86 4.44 6.68 7.40 7.25 6.90 Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 35 months in 4Q15) and therefore has a limited cash impact. The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the 10 Cash impact on settlement (R$ million) (86) (33) - - - - - Average strike put (R$/US$) 2.31 2.52 2.74 3.25 3.27 3.34 3.59 Settled in Settled in Maturity Maturity Maturity Maturity Maturity 3Q15 4Q15 in 1Q16 in 2Q16 in 3Q16 in 4Q16 in 2017 Net (a+b+c+d+e)R$ (488) R$ (828) Embedded DerivativesR$ 239 R$ 254 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (d)R$88 R$(9) Option Pay Total (b)R$ (4,311) R$ (4,776) Net (a+b)R$ (816) R$ (1,073) Receive Total (a)R$ 3,495 R$ 3,703 Notional (MM)Fair Value mar/16 dec/15 mar/16dec/15

1Q16 Results U.S. CPI for the period of the above-mentioned contracts. See note 5 (e) of the 1Q16 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations. Net Result The Company posted 1Q16 net income of R$978 million, versus net income of R$910 million in 4Q15 and a net loss of R$566 million in 1Q15. The quarter-on-quarter variation was primarily due to the positive financial result, partially offset by the deferred income tax effect and the lower operating result. In relation to 1Q15, the variation was mainly due to the positive financial result and the improved operating result. Excluding the non-recurring (tax credits) and foreign exchange variation effects (largely due to debt and hedge instruments), the Company would have recorded first-quarter net income of R$293 million. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 24), the indicator was 24% lower than in 4Q15, due to the reduction in sales volume and the lower average net price in reais (8%), in turn affected by the decline in pulp price in dollars, partially offset by lower cash COGS. The 24% year-on-year upturn was due to the higher average net price, given the 36% appreciation of the average dollar against the real, offsetting the upturn in cash COGS and the decline in sales volume. The chart below shows the main factors impacting the 1Q16 net result, beginning with EBITDA in the same period: Net income (R$ million) 282 870 (93) (443) 1,254 (158) Adjusted EBITDA  Exchange variation  MtM derivatives Net Interest Deprec.,amortiz. and depletion Income tax Other(1) Net Income 1Q16 1Q16 debt (1) Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses. 11 978 (734)

1Q16 Results Indebtedness Dec/15 M ar/15 Gross Debt R$ million 11,498 12,744 9,352 -10% 23% Gross Debt in US$(1) R$ million 10,348 11,470 8,776 -10% 18% Cost of debt (foreign currency) (2) -0.1 p.p. -0.1 p.p. % p.a. 3.7% 3.8% 3.8% -2 p.p. -3 p.p. Short-term debt % 7% 8% 10% Cash and market securities in US$ R$ million 765 1,068 512 -28% 49% Cash and cash Equivalents (3) R$ million 1,189 1,730 361 -31% 229% Net Debt/EBITDA (in US$) x 1.85 2.06 2.88 -0.2 -1.0 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 9,000 million (78% of the total debt) and debt in reais w as R$ 2,498 million (22% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes On March 31, 2016, gross debt stood at R$11,498 million, R$1,246 million, or 10%, down on 4Q15, due to period amortizations and the 9% depreciation of the dollar against the real, generating a positive foreign exchange variation of R$870 million. The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 399 12,744 Gross Debt Dec/2015 Loans Principal/Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Mar/2016 The financial leverage ratio in dollars increased to 1.85x on March 31, 2016 (versus 1.78x in 4Q15). Fitch (in Ferbruary) and S&P (in April) reaffirmed Fibria’s investment grade (BBB-/Stable). The total average cost(*) of Fibria’s dollar debt was 3.4% p.a. (Dec/15: 3.3% p.a. | Mar/15: 4.3% p.a.) comprising the average cost of local currency bank debt of 11.4% p.a. (Dec/15: 12.4% p.a. | Mar/15: 8.0% p.a.), which moved up due to new funding operations in the period, the upturn in the yield curve and the cost in dollars of 3.7% p.a. (Dec/15: 3.8% p.a. | Mar/15: 3.8% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): Gross Debt by Index Gross Debt by Type Gross Debt by Currency 6% 10% 16% 49% 21% 51% 90% Pre-Payment BNDES ARC Bond NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency (*)Total average cost, considering debt in reais adjusted by the market swap curve. 12 129 (930) 26 11,498 (870) Net Debt/EBITDA (in US$)(4) x1.861.782.300.1-0.4 Net DebtR$ million10,30911,0158,991-6%15% Fair value of derivative instrumentsR$ million(488)(828)(923)-41%-47% Cash and market securities in R$R$ million9121,490772-39%18% Cost of debt (local currency) (2) % p.a.11.4%12.4%8.0%-1.0 p.p.3.4 p.p. Average maturitymonths505154-1-4 Gross Debt in R$R$ million1,1501,274576-10%100% UnitMar/16Dec/15Mar/15M ar/16 vsM ar/16 vs

1Q16 Results The average maturity of the total debt was 50 months in Mar/16 versus 51 months in Dec/15 and 54 months in Mar/15. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 3,035 2,903 Revolver Cash Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 Foreign Currency Local Currency Cash and cash equivalents closed March 31, 2016 at R$1,189 million, including the mark-to-market of hedge instruments totaling a negative R$488 million. Excluding this impact, 54% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$1,846 million available until 2018, three of which in local currency totaling R$850 million at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$280 million with a cost of 1.55% p.a. to 1.70% p.a. at the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$1,189 million, these lines totaling R$1,846 million have resulted in an immediate liquidity position of R$3,035 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 1Q16 at 3.9x. The graph below shows the evolution of Fibria’s net debt and leverage since March 2015: Net Debt / EBITDA (x) (R$) 2.88 (US$) 2.23 1.95 2.30 2.07 2.06 1.78 1.86 1.85 1.58 11,015 10,309 2,897 Mar/15 Jun/15 Sep/15 Dec/15 Mar/16 Net Debt (R$ million) Net Debt (US$ million) 13 9,578 8,197 2,8032,6422,411 8,991 2,821 1,846 156 1,750 2,747 2,160 1,803 2,135 1,028 411 1,084 830 95 44 1,339 1,189 209 973 631 492 875 281 536 350

1Q16 Results Capital Expenditure 4Q15 1Q15 meses Forest Expansion 22 28 10 -23% 116% 85 Subtotal Expansion 921 180 12 - - 1,202 Forestry Renewal 301 324 288 -7% 4% 1,286 Subtotal Maintenance 400 450 344 -11% 16% 2,235 Pulp logistics 115 0 0 - - 115 Capex totaled R$1,436 million in 1Q16, more than in both 4Q15 and 1Q15, primarily due to expenditure on the industrial expansion of the H2 Project and investments on logistics, related to the bid for the T32 Terminal in the Port in Santos. Horizonte 2 Project The Horizon 2 Project schedule is as provided for closing the first quarter of 2016 with overall physical progress of 27%, especially in the last period the beginning of the interaction between construction and electromechanical assembly of industrial works. The forest area advanced in planting in line with the planned still standing out the progress of earthworks and start assembling the new seedling nursery 100% automated. Regarding logistics flow pulp factory-port, there is the obtaining of grant approval activity for operation of the STS-07 terminal in the port of Santos. We started the technical processes for execution of works approved of environmental basic plan and the hiring and training of the first group of professionals for industrial operations and operations of the new production complex. early recruitment professionals for forest Free Cash Flow months (-) Total Capex (1,436) (1,082) (356) (3,437) (-) Interest (paid)/received (31) (93) (49) (280) (+/-) Working Capital (63) (195) (231) (337) Dividends 0 1,998 - 2,148 and purchase and sale of land 14 Land purchases-452-452 Free Cash Flow ex-Project H2, dividends6158663853,096 (+/-) Others(22)711(12) Free Cash Flow(303)(1,765)373(703) Project H2 Capex918180121,199 (-) Income tax(5)(25)(8)(73) (-) Dividends(0)(1,998)-(2,148) (R$ million)1Q164Q151Q15Last 12 Adjusted EBITDA1,2541,6231,0075,584 Total Capex 1,436 1,082 356 33% 303% 3,552 Land purchase - 452 - - - - Maintenance, IT, R&D, Modernization 95 114 52 -17% 83% 924 Safety/Environment 4 11 4 -60% 8% 25 Expansion - Others 3 0 0 - - 5 (R$ million) 1Q16 4Q15 1Q15 1Q16 vs 1Q16 vs Últimos 12 Industrial Expansion 896 152 2 - - 1,112

1Q16 Results Free cash flow was positive by R$615 million in 1Q16 (excluding the capex effect of the H2 Project), versus a positive R$866 million in 4Q15 and a positive R$373 million in 1Q15. The decline over the previous quarter was mainly due to the reduction in EBITDA and the upturn in maintenance capex, partially offset by the positive variation in working capital and lower disbursements with interest payments. The year-on-year upturn was due to higher EBITDA and the positive variation in working capital, partially offset by higher maintenance capex. Considering free cash flow before H2 Project capex, the free cash flow yield stood at 18.4% in R$ and 18.2% in US$. ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29). 4Q15 1Q15 IAS 41 adjustments R$ million (320) (343) (324) -7% -1% Shareholders' Equity (adjusted) - average(1) R$ million 13,595 13,367 13,908 2% -2% Capex ex-H2 Project LTM(2) R$ million (1,786) (1,614) (1,553) 11% 15% Income Tax LTM R$ million (73) (76) (34) -5% 112% (1) A verage of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project and the land purchase occurred in 4Q15. 4Q15 1Q15 Accounts Receivable R$ million 639 640 529 0% 21% Current Liabilities (ex-debt) R$ million 1,375 1,508 1,376 -9% 0% Fixed Assets R$ million 8,879 9,050 9,203 -2% -4% IAS 41 adjustments R$ million (488) (528) (571) -8% -14% Capex ex-H2 Project LTM(2) R$ million (1,786) (1,614) (1,553) 11% 15% Adjusted Income LTM R$ million 3,725 3,647 1,532 2% 143% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project and the land purchase occurred in 4Q15. Dollar-based ROE and ROIC stood at 25.1% and 23.2%, respectively. 15 ROIC R$ million 23.4% 22.8% 9.9% 0.6 p.p. 13.6 p.p. Income Tax LTM R$ million (73) (76) (34) -5% 112% Adjusted EBITDA LTM R$ million 5,584 5,337 3,119 5% 79% Adjusted Invested Capital(1) R$ million 15,902 15,987 15,530 -1% 2% Invested Capital R$ million 16,390 16,514 16,101 -1% 2% Biological Assets R$ million 3,953 3,911 3,600 1% 10% Inventories R$ million 1,544 1,405 1,395 10% 11% Return on Invested Capital Unit 1Q16 4Q15 1Q15 1Q16 vs 1Q16 vs ROE % 25.3% 25.1% 8.7% 0.3 p.p. 16.6 p.p. Adjusted Income LTM R$ million 3,444 3,349 1,210 3% 185% Net interest LTM R$ million (280) (298) (322) -6% -13% Adjusted EBITDA LTM R$ million 5,584 5,337 3,119 5% 79% Shareholders' Equity (adjusted) R$ million 13,455 12,472 13,735 8% -2% Return on Equity Unit 1Q16 4Q15 1Q15 1Q16 vs 1Q16 vs Shareholders' Equity R$ million 13,775 12,815 14,059 7% -2%

1Q16 Results Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 140 12 120 4.1 million shares 10 100 8 80 6 60 4 40 2 20 0 0 Jan-16 Feb-16 Mar-16 Jan-16 Feb-16 Mar-16 BM&FBovespa NYSE BM&FBovespa NYSE Fibria’s average daily traded volume in 1Q16 was approximately 4.1 million shares, 32% up on 4Q15, while daily financial volume averaged US$40.1 million, down by BM&FBovespa and US$14.9 million on the NYSE. 5% in the same period, US$25.2 million of which on the Fixed Income Unit Mar/16 Dec/15 Mar/15 Dec/15 Mar/15 Fibria 2024 - Price USD/k 98.4 95.3 99.1 3% -1% 16 Treasury 10 y%1.82.31.9 -0.5 p.p. -0.2 p.p. M ar/16 vsMar/16 vs Fibria 2024 - Yield%5.56.05.4 -0.5 p.p. 0.1 p.p. Daily average: Daily average: US$ 40.1 million

1Q16 Results

Capital Market

Equities


Average Daily Trading Volume
(US$ million)
Daily average:
US$ 40.1 million
140
120
100
80
60
40
20
0
Jan-16
Feb-16
Mar-16
BM&FBovespa
NYSE


Average Daily Trading Volume
(million shares)
Daily average:
4.1 million shares
12
10
8
6
4
2
0
Jan-16
Feb-16
Mar-16
BM&FBovespa
NYSE

Fibria's average daily traded volume in 1Q16 was approximately 4.1 million shares, 32% up on 4Q15, while daily financial volume averaged US$40.1 million, down by 5% in the same period, US$25.2 million of which on the BM&FBovespa and US$14.9 million on the NYSE.

Fixed Income

	Unit	Mar/16	Dec/15	Mar/15	*Mar/16 vs Dec/15*	*Mar/16 vs Mar/15*
Fibria 2024 - Yield	%	5.5	6.0	5.4	*-0.5 p.p.*	*0.1 p.p.*
Fibria 2024 - Price	USD/k	98.4	95.3	99.1	*3%*	*-1%*
Treasury 10 y	%	1.8	2.3	1.9	*-0.5 p.p.*	*-0.2 p.p.*

16

1Q16 Results Appendix II – Income Statement Net Revenue 2,395 100% 2,985 100% 1,997 100% -20% 20% Foreign Sales 2,116 88% 2,707 91% 1,805 90% -22% 17% Cost related to production (1,225) -51% (1,376) -46% (1,076) -54% -11% 14% General and administrative (64) -3% (71) -2% (64) -3% -9% 0% Equity (1) 0% (0) 0% 1 0% 44% -164% Current Income taxes expenses (42) -2% (537) -18% (60) -3% -92% -30% Net Income (Loss) attributable to controlling equity interest 975 41% 905 30% (569) -29% 8% -271% Depreciation, amortization and depletion 443 18% 482 16% 448 22% -8% -1% Fair Value of Biological Assets - 0% (155) -5% - 0% 0% - Accruals for losses on ICMS credits 17 1% 187 6% 20 1% -91% -13% 18 Tax Credits/Reversal of provision for contingencies (2) 0% (5) 0% (1) 0% -55% - EBIT DA adjusted 1,254 52% 1,623 54% 1,007 50% -23% 25% Fixed Assets disposals 5 0% (151) -5% 3 0% -103% 47% EBIT DA 1,233 51% 1,746 59% 985 49% -29% 25% Equity 1 0% 0 0% (1) 0% 44% -164% Net Income (Loss) attributable to non-controlling equity interest 3 0% 5 0% 3 0% -39% -18% Deffered Income taxes expenses (692) -29% 86 3% 703 35% -908% -198% Net Income (Loss) 978 41% 910 30% (566) -28% 7% -273% Other operating (expenses) income (10) 0% 107 4% (29) -1% -109% -66% Operating Income 1,712 71% 1,362 46% (1,209) -61% 26% -242% Financial Result 922 38% 97 3% (1,746) -87% 850% -153% Freight (195) -8% (256) -11% (196) -10% -24% -1% Operating Profit 975 41% 1,353 45% 725 36% -28% 35% Selling and marketing (110) -5% (125) -4% (95) -5% -12% 15% Cost of sales (1,420) -59% (1,632) -55% (1,272) -64% -13% 12% Domestic Sales 279 12% 278 9% 192 10% 0% 45% INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 1Q16 4Q15 1Q15 1Q16 vs 4Q15 1Q16 vs 1Q15 R$ AV% R$ AV% R$ AV% (%) (%)

1Q16 Results Appendix III – Balance Sheet Cash and cash equivalents 773 1,078 567 Short-term debt 778 1,073 948 Derivative instruments 70 27 25 Trade Accounts Payable 605 668 580 Inventories 1,698 1,571 1,391 Tax Liability 131 564 93 Others 112 168 117 Others 229 90 131 NON CURRENT 4,363 5,782 5,487 NON CURRENT 12,479 13,663 10,213 Derivative instruments 300 274 188 Accrued liabilities for legal proceedings 176 165 150 Recoverable taxes 768 1,512 1,768 Derivative instruments 624 826 691 Assets avaiable for sale 598 598 598 Others 236 253 229 Property, plant & equipment , net 10,233 9,433 9,115 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,613 4,506 4,539 Statutory Reserve 2,354 1,378 2,659 Treasury stock (10) (10) (10) T OTAL SHAREHOLDERS' EQUIT Y 13,775 12,815 14,059 19 T OT AL ASSET S28,41629,43426,585 T OTAL LIABILIT IES28,41629,43426,585 Equity attributable to non-controlling interests636355 Equity valuation adjustment1,6331,6401,623 Biological assets4,1544,1153,751 Capital Reserve7154 Investments12813897Equity attributable to shareholders of the Company13,71212,75214,004 Others296300291 Fostered advance647631697 Assets avaiable for sale477477477 Deferred income taxes1,6852,3991,892 Deferred income taxes , net245271262 Marketable securities696852Long-term debt10,72111,6718,404 Recoverable taxes807462184 Dividends and Interest attributable to capital payable898639 Trade accounts receivable, net630742647 Payroll and related charges9617177 Securities8361,412664 Derivative Instruments234303446 BALANCE SHEET (R$ million) ASSET SMar/16Dec/15Mar/15LIABILITIESMar/16Dec/15Mar/15 CURRENT4,9255,4613,595 CURRENT2,1622,9552,313

1Q16 Results Appendix IV – Cash Flow (+) Depreciation, depletion and amortization 443 482 448 (+) Change in fair value of derivative financial instruments (282) (59) 549 (+) Fair value of biological assets - (155) - (+) Interest and gain and losses in marketable securities (35) (64) (14) (+) Impairment of recoverable ICMS 17 187 20 (+) Program Stock Options Decrease (increase) in assets (8) 4 0 Inventories (87) 6 (115) Other assets/advances to suppliers 43 (36) 26 Trade payable (60) (24) (62) Payroll, profit sharing and related charges (75) 23 (58) Cash provided by operating activities Interest paid (87) (141) (66) Acquisition of property, plant and equipment and intangible assets and forests (1,403) (1,104) (340) Marketable securities, net 554 (112) 26 Proceeds from sale of property, plant and equipment 2 176 4 Capital Increase (3) - - Others - - (0) Borrowings 399 1,123 139 Dividendos pagos (0) (1,998) - Effect of exchange rate changes on cash and cash equivalents (55) (112) 71 Cash and cash equivalents at beginning of year 1,078 2,597 461 20 Cash and cash equivalents at end of year 773 1,078 567 Net increase (decrease) in cash and cash equivalents (305) (1,519) 106 Other 1 9 4 NET CASH USED IN FINANCING ACT IVIT IES (443) (1,572) (313) Repayments - principal amount (843) (705) (456) NET CASH USED IN INVEST ING ACT IVIT IES (940) (1,152) (381) Cash flows from financing activities Subsidiary incorporation - Fibria Innovations - - (12) Derivative transactions settled (57) (114) (44) Acquisition of interest in subsidary - (20) - Advances for acquisition of timber from forestry partnership program (33) 22 (16) Income taxes paid (5) (25) (8) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES 1,133 1,316 729 Cash flows from investing activities Interest received 56 48 17 Other payable 132 (53) 10 Taxes payable (468) (109) (17) Increase (decrease) in liabilities Recoverable taxes 382 (1) (55) Trade accounts receivable 69 (2) 40 (+) Provisions and other 4 4 (3) (+) Interest expense 129 140 101 (+) (Gain)/loss on disposal of property, plant and equipment 5 (151) 3 (+) Equity in losses of jointly-venture 1 0 (1) (+) Foreign exchange losses, net (753) (120) 1,123 INCOME (LOSS) BEFORE T AXES ON INCOME 1,712 1,362 (1,209) Adjusted by UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 1Q164Q151Q15

1Q16 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net (922) (97) 1,746 (+) Depreciation, amortization and depletion 443 482 448 (+) Equity 1 0 (1) (+/-) Loss (gain) on disposal of property, plant and equipment 5 (151) 3 (-) Tax credits/reversal of provision for contingencies (2) (5) (1) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 21 EBITDA Adjusted 1,254 1,623 1,007 (+) Accrual for losses on ICMS credits 17 187 20 (-) Fair Value of Biological Assets - (155) - EBITDA 1,233 1,746 985 (+) Taxes on income 734 452 (643) Adjusted EBITDA (R$ million) 1Q16 4Q15 1Q15 Income (loss) of the period 978 910 (566)

1Q16 Results

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	1Q16	4Q15	1Q15
Income (loss) of the period	978	910	(566)
(+/-) Financial results, net	(922)	(97)	1,746
(+) Taxes on income	734	452	(643)
(+) Depreciation, amortization and depletion	443	482	448
EBITDA	1,233	1,746	985
(+) Equity	1	0	(1)
(-) Fair Value of Biological Assets	-	(155)	-
(+/-) Loss (gain) on disposal of property, plant and equipmen	5	(151)	3
(+) Accrual for losses on ICMS credits	17	187	20
(-) Tax credits/reversal of provision for contingencies	(2)	(5)	(1)
EBITDA Adjusted	**1,254**	**1,623**	**1,007**

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO